TIG ADVISORS, LLC

Registered Investment Adviser

Zale: A Turnaround Story Cut Short?
The Right Deal But The Wrong Price

Zale – A Turnaround Story Cut Short? Right Deal, Wrong Price

- TIG Advisors is a 9.5% holder of Zale Corporation and intends to vote **AGAINST** the transaction with Signet.

- Previously undisclosed* and compelling financial projections from Zale make it clear that the standalone value of Zale is worth well above trading levels seen before the deal was announced. Shareholders are not being paid a fair value for the margin expansion opportunity they already own, much less a fair premium.

- The $1.4B increase in Signet's market capitalization on the date of the acquisition announcement compares to a $286M *premium* paid for Zale shares. Signet shareholders are receiving 5x the value that Zale holders are receiving. This lopsided outcome could not illustrate the one-sided value transfer to Signet shareholders more clearly.

- A sale process replete with numerous conflicts of interest, particularly relating to Golden Gate Capital's involvement as well as that of Bank of America, doomed shareholders' chances for a fair outcome.

Note: * Management's projections were unknown to the market at the time that the merger agreement was executed. These projections have since been filed with the Company's proxy materials.

TIG ADVISORS, LLC

Table of Contents

- Summary

- Failure of Process / Conflicts of Interest

- Standalone Prospects – Undisclosed and Compelling

- Deal Synergies Not Split Equitably

- A More Appropriate Structure

- The Zale merger agreement "Put"

- Appendix

TIG | ADVISORS, LLC

Summary

Summary

- TIG Advisors, a 9.5% shareholder of Zale Corporation ("Zale"), intends to vote against the acquisition of Zale by Signet Jewelers ("Signet") at the currently agreed upon merger terms of $21/share in an all cash transaction as we believe Zale's standalone prospects, while previously undisclosed, are compelling.

- We believe that shares of Zale at the time of the announced transaction were significantly undervalued by the market. Under the stewardship of the current Management team, Zale had significantly turned around its operations over the past several years and set a course for the Company to achieve **near double-digit EBITDA margins in F2016**. Shareholders are not being paid a fair value for the margin expansion opportunity they already own, much less a fair premium.

- Management's outlook for the business (as disclosed in SEC filings subsequent to the deal announcement) is significantly ahead of sell-side analyst projections (**EBITDA projections are higher by 30% and 67% for '15 and '16, respectively**) and this **information asymmetry**, as well as the overhang created by Zale's S-3 filed on 10/2/13 revealing Golden Gate Capital's ("Golden Gate") intention to dispose of their interest in the Company, served to depress Zale's public market valuation despite improving results. Measured against its two best comparables, ZLC underperformed its group by ~17% from 10/2/13 to 2/18/2014.

Summary, Cont'd

- Significant issues of process and potential conflicts of interest seriously taint the sale process and raise doubts as to whether or not the Signet deal is the best outcome for holders.

- The acquisition of Zale creates enormous financial synergies for Signet holders and allows for a compelling merger of the dominant #1 and #2 players in the market. This merger is a once in a lifetime opportunity and yet none of this unique value is equitably split with Zale holders.

- A more appropriate structure for the transaction would allow for Zale shareholders to materially participate in the value created by unlocking deal synergies. In our estimate, a deal structured of at least **$12.50 of cash and 0.158** shares of Signet (**worth ~$28.60 at the close on 5/8/13**) subject to a shareholder election for those holders hoping to roll their stake into Signet represents an appropriate structure for such a deal. At these adjusted terms, we estimate the transaction to be ~20% accretive to Signet's 2016 earnings. (On currently agreed upon terms and using Signet Management's understated $100M synergy forecast, we calculate the Zale transaction as ~26% accretive to Signet holders.)

Summary, Cont'd

- We encourage shareholders of Zale to recognize the Company's true value and vote **AGAINST** the merger with Signet on its current terms.

- Shareholders of Zale concerned with downside risk if a merger with Signet fails should consider not voting for, against or abstain on the merger vote. As set out in the merger agreement, **a failure to obtain a quorum will allow Zale shareholders to see earnings results for the next three fiscal quarters** and re-evaluate a decision to sell the company at a later time. Shareholders are essentially long a very valuable "Put option".

- In the event that shareholders approve the acquisition, we intend to pursue an appraisal claim against Signet to compel additional consideration for our interest but we believe that all Zale holders deserve a fair price for their shares.

TIG | ADVISORS, LLC

Failure of Process / Conflicts of Interest

Failure of Process / Conflicts of Interest - Summary

- TIG Advisors has a number of concerns for how the process was conducted in reaching the agreement with Signet and unaddressed conflicts of interest.

  Golden Gate
  The inclusion on the Negotiation Committee of Golden Gate's board representative created an inherent conflict of interest between a shareholder looking to sell its stake and a Board decision over the right course to maximize shareholder value.

  Bank of America
  Bank of America's involvement with Signet, including a presentation detailing an acquisition of Zale (for $17-21 per share) made prior to Zale retaining BofA, fundamentally "taints" the entire sale process and its outcome.

  Financial Projections
  The financial projections from Management that the Board relied on in assessing a sale were stale, having been provided before 7/31/13. Considering actual results were already exceeding projections, this appears to be a substantial oversight and simply updating figures for the actuals doesn't alter the need for an updated outlook.

Failure of Process / Conflicts of Interest – Summary, cont'd

Management Conflicts of Interest

Amidst discussions with Signet as to the sale of the Company, Signet indicated to Theo Killion, CEO of Zale, that it was Signet's preference for Mr. Killion to continue leading the Zale division of Signet post transaction closing.

Failure of Process / Conflicts of Interest – Golden Gate

- **Golden Gate's conflicted role deprived holders of fair value for their shares. With a representative on the "Negotiation Committee" and as the largest shareholder, Golden Gate is in essence both judge and jury of the deal.**

- Zale was essentially put into play by the S-3 registration statement filed on 10/2/13 for Golden Gate's shares. **Signet approached Zale four days later**.

- The inclusion of Mr. Olshansky (Golden Gate), on the Negotiation Committee created a material conflict of interest. As Golden Gate exercised their registration rights in September 2013, it is clear to us that they were looking to exit their position in Zale in the near-term. Faced with selling their shares in a secondary offering or selling to Signet, Golden Gate had a strong incentive to favor a sale of the Company now, at the expense of maximizing shareholder value with a longer-term perspective.

Failure of Process / Conflicts of Interest – Golden Gate

- Mr. Olshansky should not have been included on the Negotiation Committee and should have been recused from (i) voting on the transaction and; (ii) recused from Board deliberations on the proposed merger. Additionally, the Board and Negotiation Committee should have negotiated a "majority of the minority" vote requirement for the approval of the Merger to ensure that the transaction is in the best interests of all shareholders, not just Golden Gate. The ballot boxes have already been stuffed!!!

Why is the Signet Merger not subject to a "majority of the minority" shareholder approval given Golden Gate's large stake and clear conflicts?

Failure of Process / Conflicts of Interest – Bank of America

- Bank of America's (BofA's) actions and representations throughout their engagement with Zale raise serious concerns and taint both the process itself as well as the outcome.

- In spite of Zale having paid BofA $10.5M during the two years preceding entering into the Merger Agreement (and eventually securing a fee arrangement for an additional $12M in representing Zale in the sales process), BofA was still working to aggressively court Signet's business.

- While actively engaged with Zale in the potential lead underwriting role for Golden Gate's shares, BofA was simultaneously soliciting business from Signet by promoting the merits of an acquisition of Zale for $17 - $21 per share (presentation delivered on 10/7/13).

- When Zale's Board of Directors contacted BofA on 11/11/13 to discuss their advisory services in relation to Signet's approach (first on 10/6/13), BofA advised the Board they had "limited prior relationships and no conflicts with Signet."

TIG | ADVISORS, LLC

Failure of Process / Conflicts of Interest – Bank of America

▪ On discovering BofA's inherent conflicts after executing the merger agreement, the Board met several times and concluded on April 2nd that BofA's presentation to Signet "did not impact the Board's determination and recommendation regarding the merger, the merger agreement and the transaction contemplated thereby."

▪ While falling short of cleansing the process in any way, Zale should be required to file BofA's full presentation to the Board.

▪ Signet should be required to file BofA's full presentation regarding the proposed acquisition of Zale.

> We question the credibility of BofA's opinion that $21/share is fair price for Zale's shares when just months before in an attempt to win Signet's business BofA had estimated a $17-$21 value for the shares in a presentation to Signet. Who was BofA working for when they reached the $21 valuation?

Failure of Process / Conflicts of Interest – Projections

- In response to Signet's unsolicited interest in Zale, Management's financial projections were utilized in three ways: the Board reviewed them to help understand what would be a fair price, BofA based their "fairness opinion" on them and Signet was provided with the analysis as well.

- The problem is that the projections being relied on were stale, having been produced sometime before 7/31/13 versus an agreement struck on 2/19/14.

- Rather than producing updated forward projections that would reflect a business already trending above previous forecasts, Management and the Board elected to simply update the projections for two quarters of actual results and created an a lower alternative case to justify the deal price.

- Given that a sale of any company is likely the most important moment in a company's existence, we seriously question why it is that the Board would not want to have the most updated information taken into account at the time of deliberating Zale's future.

> Why would Zale's Board not want updated forecasts that reflected the Company's improving prospects taken into account?

Failure of Process / Conflicts of Interest – Management

- On at least two occasions throughout the sale process, Mike Barnes, CEO of Signet, indicated to Theo Killion, CEO of Zale, that it was his preference to retain Mr. Killion as the head of the Zale division post transaction closing. According to the proxy, these indications happened in early January and again in early February.

- Signet's stated interest in retaining Mr. Killion served to further deepen the level of conflicts replete throughout the process.

Standalone Prospects – Undisclosed and Compelling

Standalone Prospects – Undisclosed and Compelling

- Management's expectations for margin improvement (even Management's downside case) far exceeded the Street's expectations at the time of agreeing to the Merger – moreover, Management's projections were being exceeded by actual performance less than six months after their formulation.

- Had Management's projections been known to investors ahead of the Merger's announcement, we believe investors would have valued the shares well in excess of recent trading ranges.



Note: Management's base case projections shown above are stale, having not been updated to reflect an improving forward outlook for the business since 7/2013. Also, it is worth noting that even Management's downside scenario projections were well ahead of Street consensus estimates.

Standalone Prospects – Undisclosed and Compelling

- Zale's prospects have improved markedly since the depths of the recession. Closures of underperforming stores, a more focused use of marketing dollars, improvements in sourcing and the introduction of exclusive, branded merchandise has allowed Zale to turnaround the business and set the Company on a healthy path forward.



Standalone Prospects – Undisclosed and Compelling

- The day before the announced acquisition, Zale was trading at an EV/EBITDA of 9.1x. Using Management's now disclosed 2016 base case estimate, this would imply a $31 share price. Using Management's alternative ("downside") case would imply a $25 share price.



Implied Standalone Value Today

$31.08

How ZLC was valued based on what the market knew

EV/EBITDA 9.1x

Management Base Case $200M

Management Alternative Case* $172M

$25.41

Note: Multiple calculated as adjusted EV for warrants / F2016 Consensus EBITDA (based on 2/18/2014 figures). *We have serious concerns as to how the Alternative Case projections were formulated and question if they have any validity.

TIG ADVISORS, LLC

Deal Synergies Not Split Equitably

Deal Synergies Not Split Equitably

- While we believe the current transaction values Zale below standalone value, the market has definitively spoken that Signet's shareholders are the real winners.

- The below analysis, supported by data in the following pages, demonstrates that the market assessed that only 17% of the total value created by the deal was shared with Zale holders. This figure is woefully low.



Note: Zale value creation defined as premium measured versus 90-VWAP. Signet value creation calculated by TIG Advisors as capitalized deal synergies and expected EBITDA growth at 8.5x minus overnight premium for ZLC.

Deal Synergies Not Split Equitably

- Signet created significant value for their holders, at the expense of Zale holders, through the deal and a more efficient use of their balance sheet. But the vast majority of the Merger value creation was driven by the deal itself.



Notes: (a) Adjusted for relative move in XRT; (b) Difference of the receivable's DCF valuation under the new and old WACC assumptions; (c) Calculated as a-c; (d) Calculated as $200M of combined deal synergies and EBITDA expansion capitalized at 8.5x minus overnight premium for ZLC.

Deal Synergies Not Split Equitably

- In any thorough analysis, the deal value creation shared with Zale holders is well-below *normal*. Evaluated versus Zale's share count and capitalized at 8.5x, TIG Advisors values the deal synergies/economic creation as worth ~$35/Zale share (calculated without any split).

- Even using the day before share price as the "correct" standalone value to use for Zale (we fundamentally disagree with this figure for the reasons outlined in this presentation), the deal value creation is not equitably split with Zale holders. In our view, a more normal split would be ~30-40%, which would imply a deal price of $26-$29.



A More Appropriate Structure

A More Appropriate Structure

- We believe that the agreed upon transaction with Signet was flawed from the outset because it neither recognized the value of the turnaround already well underway nor did it split the value of deal synergies with Zale holders in an equitable manner – both issues could have been addressed with an equity component to the consideration.

- In our estimate, a more appropriate consideration would have taken the form of at least $12.50 in cash and 0.158 shares of Signet or $28.60 based on the closing price of Signet on 5/8/13, subject to an election for those holders who wish to roll their interest into Signet equity.

- A deal on the aforementioned terms would equate to sharing ~38% of the deal value creation with Zale holders and would still be extremely compelling to shareholders of Signet.*

- On adjusted terms, TIG Advisors estimates a revised transaction as creating ~$1.1B of value for Signet shareholders. Further, the revised terms would leave the deal being ~20% accretive on Signet's 2016 earnings.

Notes: * Synergy split calculated assuming a standalone $15.06 share price, which TIG Advisors disagrees with as standalone value. Shares of Zale were trading at depressed levels given the lack of disclosure from Management on forecasts as well as the negative effects that resulted from the filing of the S-3.

The Right Steps Forward

- TIG Advisors believes the decision to vote down the current deal with Signet is an easy one given the lack of compelling value delivered versus the standalone alternative.

- While TIG Advisors believes there is minimal or no downside given disclosures made subsequent to the deal announcement, shareholders concerned by the perceived downside have another option available.

- Fearing a potentially long regulatory review, the parties negotiated a long end date to the transaction. We believe that shareholders can avail themselves of this period to learn how the business performs over the next three quarters before needing to make a decision regarding the shareholder vote.

- Our reading of the merger agreement indicates to us that should enough shareholders choose not to vote their shares for, against or abstain with respect to the merger and a quorum not be achieved, the Company can delay the vote. In other words, **shareholders of Zale are essentially long a "Put" struck at $21 with an expiration date of 2/19/2015**.

The Zale merger agreement "Put"

The Withhold Quorum Advantage

- Pursuant to the Merger Agreement, a quorum must be present to conduct business at the Special Meeting.

- The Company's Bylaws explain that a quorum is present where at least a majority of all the issued and outstanding shares of Company common stock are present or represented by proxy at the meeting.

- The Merger Agreement provides that while stockholder approval is a condition to the consummation of the Merger, if a scheduled special meeting to vote on the Merger lacks quorum, then the Company may adjourn the meeting in order to solicit additional proxies for the approval of the Merger.

- Shareholders who do not vote (in person or by proxy) **either for, against or abstain with respect to the Merger will not be counted for the purposes of establishing quorum** and if a majority of the shareholders fail to so vote, then Zale may have to adjourn the Special Meeting.

The Withhold Quorum Advantage

- Because the Merger Agreement sets an "end date" of 2/19/2015, by which the transaction must be completed or automatically terminate on its own terms, Zale can reschedule or adjourn a special meeting lacking quorum and as long as stockholder approval is obtained before 2/19/2015, it is highly likely the merger agreement will remain in intact (as long as Zale does not breach representations and warranties for instance).

- **In effect, the Merger Agreement provides Zale the flexibility to postpone the shareholder vote until 2/19/2015 with no real negative impact on the agreed-upon transaction with Signet that we can see.**

Zale Shareholders Own a Valuable Put Option

- TIG Advisors believes that the Zale Board of Directors, knowingly or unknowingly, negotiated an extremely valuable asset for holders of Zale.

- One could see the Put implicit in the merger agreement as providing significant additional value to ZLC shares today. For example purposes only, **assuming ZLC is fairly valued on a standalone basis at $18.00, one might conclude that ZLC shares are presently worth $22.47-$24.37 including the value of the "Put,"** depending on one's volatility assumption, if shareholders elect to not form a quorum. We believe the shares are worth more than the current deal consideration on a fundamental basis but leave it to the reader to use their own valuation methods or the table provided on page 32 to help model the value of ZLC shares today.

- TIG Advisors sees no reason why shareholders of Zale should prematurely abandon this tremendously valuable asset ahead of the End Date provided in the merger agreement.

> **ZLC Today = Standalone ZLC + Contractual Put Option**
>
> **Deal Premium + Time Value of Option**

TIG | ADVISORS, LLC

Zale Shareholders Own a Valuable Put Option

- TIG Advisors anticipates that, if shareholders agree with our perspective regarding the value of the Put option, it would be reasonable to predict that Signet may approach Zale's Board at some point and ask to amend the merger agreement to shorten the End Date.

- There is little that shareholders can do to interfere or prevent such a negotiation. However, we believe the Zale Board would be inappropriately transferring value directly to Signet unless the consideration offered to Zale holders approximates the values we have calculated for the Put option.

How Much is the Put Worth?

- A representative valuation of the embedded Put option is shown below using the following assumptions and the Bloomberg OV tool. Assumed volatilities are based on pre-Merger implied volatilities.

Strike	$ 21.00				
Expiration	2/19/2015				
Assumed Volatility	**40%**				
Standalone Value	**$ 18.00**	**$ 21.00**	**$ 24.00**	**$ 27.00**	**$ 30.00**
Implied Put Option Value	$ 4.47	$ 2.93	$ 1.87	$ 1.17	$ 0.72
Signet Deal Value	$ 21.00	$ 21.00	$ 21.00	$ 21.00	$ 21.00
Implied Call Option Value	$ 1.47	$ 2.93	$ 4.87	$ 7.17	$ 9.72
Implied Value of ZLC shares	**$ 22.47**	**$ 23.93**	**$ 25.87**	**$ 28.17**	**$ 30.72**
Assumed Volatility	**70%**				
Standalone Value	**$ 18.00**	**$ 21.00**	**$ 24.00**	**$ 27.00**	**$ 30.00**
Implied Put Option Value	$ 6.37	$ 5.09	$ 4.08	$ 3.29	$ 2.65
Signet Deal Value	$ 21.00	$ 21.00	$ 21.00	$ 21.00	$ 21.00
Implied Call Option Value	$ 3.37	$ 5.09	$ 7.08	$ 9.29	$ 11.65
Implied Value of ZLC shares	**$ 24.37**	**$ 26.09**	**$ 28.08**	**$ 30.29**	**$ 32.65**

> However an investor approaches the question of valuation, there is no doubt that the option has material value.

Appendix

Appendix: Analyst Price Target Revisions

- Analysts covering Signet significantly revised their price targets higher after the announcement of the Merger – primarily reflecting the synergy capture potential of the deal.

Signet

Firm	Price Target as of:		
	2/18/2014	**2/24/2014**	**3/31/2014**
Bank of America	85	105	120
Brean	88	105	115
Citi	84	84	112
Deutsche	83	105	105
Goldman			
JPMorgan			
Nomura	85	115	121
Stephens	86	105	115
Stern, Agee & Leach	77	86	120
UBS	82.36	99.93	99.93
Median	**84.50**	**105.00**	**115.00**

Zale

Firm	Price Target as of:	
	2/18/2014	**3/31/2014**
Bank of America	18.00	NA
Citi	17.00	22.00
Northcoast Research	19.00	NA
Stephens	16.50	21.00
Median	**17.50**	**21.50**

Analysts got it right, the Merger creates huge value for Signet holders

TIG ADVISORS, LLC

Appendix: Zale Shares Performed Poorly Since S-3 Filed

- Since Zale filed an S-3 in relation to the registration of Golden Gate's shares on 10/2/13, ZLC underperformed its two best comparables, the S&P and the S&P Retail ETF.

	10/1/2013	2/18/2014	% chng
Zales	$ 15.51	$ 14.91	-3.9%
Signet Jewelers	$ 72.04	$ 79.27	10.0%
Tiffany & Co.	$ 76.86	$ 88.60	15.3%
S&P 500	1,695.00	1,840.76	8.6%
S&P Retail ETF	$ 82.93	$ 81.73	-1.4%